FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*		2. Issuer Name and Ticker or Trading Symbol				6. Relationship of Reporting Person(s) to Issuer
Schneider, Pauline A.		Pepco Holdings, Inc. (POM)				(Check all applicable)
						X	Director	10% Owner
(Last) (First) (Middle)		3. IRS Identification	4. Statement for				Officer (give title below)	Other (specify below)
		Number of Reporting	Month/Day/Year
Pepco Holdings, Inc.		Person, if an entity	January 1, 2003
701 Ninth Street, NW		(voluntary)
5. If Amendment,
(Street)			Date of Original			7. Individual or Joint/Group Filing (Check Applicable Line)
			(Month/Day/Year)			X	Form filed by One Reporting Person
Washington, DC 20068							Form filed by More than One Reporting Person

(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1/01/03	A		195	A	(1)	2234	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)                                                                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                                                         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
     (1)   Acquired in consideration for services, with the number of shares of common stock calculated by dividing the amount of meeting fees and/or retainer payable ($1,250 per meeting or that portion of the annual retainer of $30,000 which the director elected to receive in common stock) by the market price of the PHI shares at the close of business two business days before the meeting or retainer payment date, respectively. At least one-half of the retainer is required to be paid in common stock or phantom stock.
** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Pauline A. Schneider by Ellen Sheriff Rogers, Attorney-in-Fact **Signature of Reporting Person	1/03/03 Date
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